SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 12, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew expands in high growth regenerative medicine market through acquisition of Osiris Therapeutics, Inc

12 March 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, announces that it has agreed to acquire Osiris Therapeutics, Inc. (NASDAQ: OSIR), a fast growing company delivering regenerative medicine products, including skin, bone graft and articular cartilage substitutes, for $19.00 per share in cash, representing a total equity value of approximately $660 million.

Namal Nawana, Chief Executive Officer, Smith & Nephew, said:

"Greater presence in the fast growing regenerative medicine market enhances our portfolio and will help immediately accelerate our wound management business as well as provide longer term innovations in additional channels and indications. We sought out a fast growing portfolio with strong clinical evidence addressing critical needs in the marketplace."

Osiris delivered revenue of $102 million for the nine-months ended 30 September 2018, an 18.7% increase over the comparable period in 2017. Revenue was $36.5 million for the three-month period ended 30 September 2018, a 22.4% increase year on year. Osiris is expected to publish its Fourth Quarter and Full Year 2018 results on 15 March 2019.

Osiris' principal products, Grafix® and Stravix®, accounted for more than 70% of revenue in the first nine months of 2018, and drove the majority of growth. We expect these two products to continue to deliver strong double-digit growth into the medium term. Grafix and Stravix participate in the US skin substitute market, which is currently worth $900 million per annum and growing at 7% annually1.

Skin substitute Grafix is a cryopreserved placental membrane intended for application directly to acute and chronic wounds, including wounds with exposed bone and tendon. Grafix is supported by robust evidence including two randomised controlled trials, six non-randomised trials and more than 20 peer-reviewed publications in the last 5 years. In October 2018, Osiris launched Grafix PL PRIME, a lyopreserved product that can be stored at room temperature, improving usability for healthcare professionals.

Stravix is a cryopreserved placental tissue used as a surgical cover or wrap to support soft tissue repair in a wide range of surgical procedures.

Simon Fraser, President, Advanced Wound Management at Smith & Nephew, said: "Grafix offers a compelling new option for managing hard to heal wounds and Stravix expands our tissue repair portfolio. We will drive synergies across products from common call points and increased access to our wider customer base."

Osiris also offers BIO4® bone matrix for bone repair and Cartiform®, an allograft for articular cartilage repair, products currently exclusively distributed by third parties.

Peter Friedli, Chairman and co-founder of Osiris, said: "I am immensely proud of the business we have built from our research into advanced regenerative technologies. Smith & Nephew is the best new owner to take these products forward, widening access to more customers and restoring quality of life for more patients."

Osiris' 360 employees are expected to join Smith & Nephew on completion.

Transaction details

Under the terms of the transaction, Smith & Nephew will commence a two-step tender offer to purchase all of the outstanding shares of Osiris common stock for $19.00 per share in cash.

The purchase price represents a 37% premium over the 90-day volume weighted average price of Osiris' shares prior to this announcement.

Peter Friedli has entered into a Tender & Support Agreement with Smith & Nephew whereby he will commit to tender approximately 30% of the outstanding shares of Osiris in favour of the transaction.

The companies expect to close the transaction in the second quarter of 2019, subject to customary closing conditions, including relevant antitrust clearances and the tender of a majority of outstanding shares of Osiris common stock on a fully diluted basis.

The acquisition will be financed from Smith & Nephew's existing cash and debt facilities. The transaction is expected to be accretive to Smith & Nephew's adjusted earnings per share from 2020. The acquisition is expected to generate a return on invested capital that exceeds Smith & Nephew's cost of capital in the third year after closing.

ENDS

Analyst conference call

An analyst conference call to discuss Smith & Nephew's acquisition of Osiris will be held today, Tuesday 12 March at 2.30pm GMT / 10.30am EST / 7.30am PST. The details can be found on the Smith & Nephew website at: http://www.smith-nephew.com/investorpresentations/

Enquiries

Investors

Andrew Swift                                    +44 (0) 20 7960 2285

Smith & Nephew

Media

Charles Reynolds                             +44 (0) 1923 477314

Smith & Nephew

Ben Atwell/ Andrew Ward             +44 (0) 20 3727 1000

FTI Strategic Consulting

References

1.    SmartTrak Market Research

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine. Smith & Nephew has more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

About Osiris Therapeutics, Inc

Osiris Therapeutics, Inc., based in Columbia, Maryland, researches, develops, manufactures and commercializes regenerative medicine products intended to improve the health and lives of patients and lower overall healthcare costs. It has achieved commercial success with products in orthopedics, sports medicine and wound care, including the Grafix product line, Stravix®, BIO4® and Cartiform®.  It continues to advance its research and development by focusing on innovation in regenerative medicine, including the development of bioengineered stem cell and tissue-based products. Osiris®, Grafix®, GrafixPL®, GrafixPL PRIME Cartiform®, and Prestige Lyotechnologysm are all its trademarks. BIO4® is a trademark of Howmedica Osteonics Corp., a subsidiary of Stryker Corporation. More information can be found on the Company's website, www.Osiris.com. (OSIR-G)

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking information related to Smith & Nephew, Osiris and the proposed transaction that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. Forward-looking statements in this press release include, among other things, statements about the potential benefits of the proposed transaction, including expected synergies, the expected timing of completion of the proposed transaction, anticipated earnings accretion, as well as Smith & Nephew's plans and expectations and Osiris' financial condition, results of operations, products and businesses. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements.  These forward-looking statements may be affected by risks and uncertainties, including, without limitation, the risk that the proposed transaction will not close when expected or at all; the risk that the conditions to the tender offer will not be satisfied in the anticipated timeframe or at all, including uncertainties as to how many of Osiris' stockholders will tender their shares in the tender offer; risks related to the ability to realize the anticipated benefits of the proposed transaction, including the possibility that its expected benefits and synergies will not be realized or will not be realized within the expected time period; negative effects of the announcement or consummation of the proposed transaction on the market price of Smith & Nephew shares and its operating results; the risk that Smith & Nephew's and Osiris' business will be adversely impacted during the pendency of the proposed transaction; the risk that the operations of the two companies will not be integrated successfully; unknown liabilities; and the risk of litigation and regulatory actions related to the proposed transaction.  Additionally, for Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses and disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Additional Information about the Proposed Transaction and Where to Find It

The tender offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Smith & Nephew, Smith & Nephew Consolidated, Inc. and a wholly owned subsidiary of Smith & Nephew intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Osiris intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Smith & Nephew and Osiris intend to mail these documents to the Osiris stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC's website at www.sec.gov or by contacting the information agent for the tender offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF OSIRIS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 12, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary